SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN FEBRUARY 12, 2004 AND FEBRUARY 27, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED FEB 12, 2004
EX-1.2 PRESS RELEASE DATED FEB 18, 2004
EX-1.3 PRESS RELEASE DATED FEB 19, 2004
EX-1.4 PRESS RELEASE DATED FEB 20, 2004
EX-1.5 PRESS RELEASE DATED FEB 23, 2004
EX-1.6 PRESS RELEASE DATED FEB 24, 2004
EX-1.7 PRESS RELEASE DATED FEB 25, 2004
EX-1.8 PRESS RELEASE DATED FEB 26, 2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated February 12, 2004
chinadotcom Subsidiary Signs Definitive Agreement to Make Strategic Investment in Profitable Online Games Company in China

1.2	Press Release dated February 18, 2004
chinadotcom corporation Scheduled to Present at Roth Capital Partners 16th Annual Growth Stock Conference

1.3	Press Release dated February 19, 2004
chinadotcom Subsidiary Launches IVR Services in China

1.4	Press Release dated February 20, 2004
chinadotcom Q4 and Full Year 2003 Review and Earnings Conference Call set for February 26th, 5:30 p.m. EST

1.5	Press Release dated February 23, 2004
CDC Software and Pivotal Corporation Announce Results of Pivotal’s Shareholder Vote

1.6	Press Release dated February 24, 2004
chinadotcom Subsidiary Appoints Senior Executives to its Mobile and Portal Unit

1.7	Press Release dated February 25, 2004
CDC Software Completes Acquisition of Pivotal

1.8	Press Release dated February 26, 2004
chinadotcom Achieves 103% Y-o-Y Revenue Growth and First Full Year of US GAAP Profitability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2004

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe

Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated February 12, 2004
chinadotcom Subsidiary Signs Definitive Agreement to Make Strategic Investment in Profitable Online Games Company in China

1.2	Press Release dated February 18, 2004
chinadotcom corporation Scheduled to Present at Roth Capital Partners 16th Annual Growth Stock Conference

1.3	Press Release dated February 19, 2004
chinadotcom Subsidiary Launches IVR Services in China

1.4	Press Release dated February 20, 2004
chinadotcom Q4 and Full Year 2003 Review and Earnings Conference Call set for February 26th, 5:30 p.m. EST

1.5	Press Release dated February 23, 2004
CDC Software and Pivotal Corporation Announce Results of Pivotal’s Shareholder Vote

1.6	Press Release dated February 24, 2004
chinadotcom Subsidiary Appoints Senior Executives to its Mobile and Portal Unit

1.7	Press Release dated February 25, 2004
CDC Software Completes Acquisition of Pivotal

1.8	Press Release dated February 26, 2004
chinadotcom Achieves 103% Y-o-Y Revenue Growth and First Full Year of US GAAP Profitability